Exhibit 21
LIST OF SIGNIFICANT SUBSIDIARIES
OF CSS INDUSTRIES, INC.

NAME OF SUBSIDIARY	STATE OF INCORPORATION

Paper Magic Group, Inc.	Pennsylvania

Berwick Offray LLC	Pennsylvania

Cleo Inc	Tennessee

C.R. Gibson, LLC	Delaware

Philadelphia Industries, Inc.	Delaware

LLM Holdings, Inc.	Delaware